December 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Attention: Jennie Beysolow

Re:	Comment Letter dated December 10, 2021

regarding GEN Restaurant Group, Inc.

Draft Registration Statement on Form S-1

Submitted November 12, 2021

File No. 377-05692

Dear Ms. Beysolow:

GEN Restaurant Group, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Draft Registration Statement on Form S-1 (File No. 377-05692) submitted to the Securities and Exchange Commission (the “Commission”) on November 12, 2021 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have confidentially submitted Amendment No. 1 to the Registration Statement (the “Amendment”) with the Commission today.

Draft Registration Statement on Form S-1 submitted November 12, 2021

Trademarks, page iii

1.

You disclose that you “own or have the rights to use various trademarks, service marks and trade names,” and state on page six that the loss of any registered trademark or other intellectual property could enable other companies to compete more effectively with you. Please disclose the nature of your material intellectual property and, to the extent you rely on agreements that provide you with the rights to use such trademarks, disclose the terms of such agreements.. See Item 101(c)(iii)(B) of Regulation S-K. Additionally, please consider whether any agreements to the rights to use a trademark should be filed as an exhibit to the registration statement.

Response:

We note the Staff’s comment and have revised the disclosure on pages 27 and 103 of the Amendment as requested to disclose more details regarding our material intellectual property. We do not currently rely on any agreements with third parties to provide us with the rights to use such intellectual property, and therefore have not filed any such agreements as exhibits to the registration statement.

Risks Related to Our Growth Strategy and Restaurant Expansion

Our sales and profit growth could be adversely affected if comparable restaurant sales are less than we expect, page 20

2.	Please briefly describe the “initiatives to build sales” that could affect your ability to increase comparable restaurant sales.

Response:

We note the Staff’s comment and have revised the disclosure on page 21 of the Amendment as requested to describe examples of such initiatives.

Risks Related to Our Relationships with Key Suppliers, page 22

3.

In an appropriate place in your prospectus, please disclose the material terms of your agreements with the suppliers/vendors discussed in this risk factor, including the exclusivity agreements. Please also file the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K. Alternatively, please tell us why you are not required to do so.

Response:

We note the Staff’s comment and have added the framework for additional disclosure on pages 23 and 101 of the Amendment as requested which will describe the material terms of our agreements with our primary suppliers. The Company respectfully advises the Staff that it is currently in the process of finalizing written agreements with its suppliers that were previously informal arrangements, and will provide additional disclosure regarding the terms of these agreements in its next filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators

Restaurant-Level Operating Income and Restaurant-Level Operating Income Margin, page 72

4.

We note from your disclosure that you present restaurant-level operating income on the face of your statement of operations. In addition, we note your reference to restaurant level operating margin, restaurant-level EBITDA and restaurant-level EBITDA margin. Please tell us your consideration of presenting these measures as non-GAAP financial measures as defined in Item 10(e)(2) of Regulation S-K and providing the disclosures required in Item 10(e)(1)(i) of Regulation S-K.

Response:

We note the Staff’s comment and have revised the disclosure on pages 73 and 74 of the Amendment to eliminate restaurant-level operating income, and to present restaurant-level EBITDA and restaurant-level EBITDA margin as non-GAAP financial measures, including the appropriate disclosures required in Item 10(e)(1)(i).

Comparable Restaurant Sales Growth, page 73

5.

We note that comparable restaurant sales growth in 2019 decreased 3.7%, presumably as compared to comparable restaurant sales growth in 2018. Given that investors do not have comparable data for 2020 to help them understand trends, please explain why comparable store sales growth decreased in 2019.

Response:

We note the Staff’s comment and have revised the disclosure on page 75 of the Amendment as requested to provide more detail on the decrease in comparable restaurant sales growth in 2019.

Large Community of Millennial and Gen Z Enthusiasts, page 84

6.

We note your statement that “we have attracted a passionate and loyal group of Millennial and Gen Z enthusiasts who enjoy trying new cuisines of various ethnic origins.” Please expand to disclose how you distinguish this group from your overall customer base and the method you have used to measure and/or determine this group’s loyalty.

Response:

We note the Staff’s comment and have revised the disclosure on pages 3 and 94 of the Amendment to clarify that we believe that Millennial and Gen Z customers are part of our customer base in part based on our online reviews, but note to the Staff that we do not currently formally track generational demographics.

Combined Statement of Operations, page F-5

7.	It appears that you are reporting a figure for income that does not include depreciation and amortization. Please tell us how you considered the guidance in SAB Topic 11:B.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on pages F-3 and F-21 to move depreciation up to Restaurant Operating Costs.

General

8.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response:

We note the Staff’s request, and in response thereto, have separately contacted the Staff as requested to supplementally provide to you a copy of the written communication, as defined in Rule 405 under the Securities Act, we have presented to potential investors.

*    *     *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (714) 476-9178 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Thomas V. Croal

Thomas V. Croal
Chief Financial Officer

Cc:	Michael Flynn, Esq.

Peter Wardle, Esq.

Steven Pidgeon, Esq.

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